                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 4)(1)


                         CHECKFREE HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   162816 10 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                [ ]   Rule 13d-1(b)

                [ ]   Rule 13d-1(c)

                [X]   Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)


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-------------------------------- -------------- --------------------------------
CUSIP NO.   162816 10 2            13G/A No. 4                      Page 2 of 7
-------------------------------- -------------- --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          INTUIT INC. - 77-0034661
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
----------------------- ------ -------------------------------------------------
         NUMBER            5     SOLE VOTING POWER
          OF
        SHARES                           -0-
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------- ------ -------------------------------------------------
                           6     SHARED VOTING POWER
                                         2,415,000(1) (SEE ITEM 4)
----------------------- ------ -------------------------------------------------
                           7     SOLE DISPOSITIVE POWER
                                         -0-
----------------------- ------ -------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                         2,415,000(1) (SEE ITEM 4)
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,415,000(1)
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                2.8%(2)
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------

(1) Shared only by virtue of the fact that Intuit Ventures Inc. ("IVI"), the record holder of the shares, is a wholly owned subsidiary of Intuit Inc. ("Intuit"). Intuit disclaims beneficial ownership of the shares under Rule 13d-3.

(2) Based on 87,213,150 shares outstanding on November 9, 2001.

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-------------------------------- -------------- --------------------------------
CUSIP NO.   162816 10 2            13G/A No. 4                      Page 3 of 7
-------------------------------- -------------- --------------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           INTUIT VENTURES INC. -- 94-3346525
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
----------------------- ------ -------------------------------------------------
         NUMBER            5     SOLE VOTING POWER
          OF
        SHARES                           -0-
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------- ------ -------------------------------------------------
                           6     SHARED VOTING POWER
                                         2,415,000(3) (SEE ITEM 4)
----------------------- ------ -------------------------------------------------
                           7     SOLE DISPOSITIVE POWER
                                         -0-
----------------------- ------ -------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                         2,415,000(3) (SEE ITEM 4)
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,415,000(3)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                2.8%(4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------

(3) Shared only by virtue of the fact that IVI is a wholly owned subsidiary of Intuit.

(4) Based on 87,213,150 shares outstanding on November 9, 2001.

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-------------------------------- -------------- --------------------------------
CUSIP NO.   162816 10 2            13G/A No. 4                      Page 4 of 7
-------------------------------- -------------- --------------------------------

ITEM 1(a).     NAME OF ISSUER:
               CheckFree Holdings, Inc., a Delaware corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               4411 East Jones Bridge Road
               Norcross, Georgia 30092

ITEM 2(a).     NAME OF PERSON FILING:
               (i)    Intuit Inc.
               (ii)   Intuit Ventures Inc.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               (i) 2535 Garcia Avenue
               Mountain View, California  94043

               (ii) 1285 Financial Boulevard
               Reno, Nevada 89502-7103


ITEM 2(c).     PLACE OF ORGANIZATION OR CITIZENSHIP:
               (i) and (ii):  Delaware

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $.01 per share

ITEM 2(e).     CUSIP NUMBER:
               162816 10 2 (CheckFree)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)    [ ]    Broker or dealer registered under Section 15 of the
                             Exchange Act;

               (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                             Act;

               (c)    [ ]    Insurance company as defined in Section 3(a)(19) of
                             the Exchange Act;

               (d)    [ ]    Investment company registered under Section 8 of
                             the Investment Company Act;

               (e)    [ ]    Investment adviser in accordance with
                             Rule 13d-1(b)(1)(ii)(E);

               (f)    [ ]    An employee benefit plan or endowment fund in
                             accordance with Rule 13-d-1(b)(1)(ii)(F);

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-------------------------------- -------------- --------------------------------
CUSIP NO.   162816 10 2            13G/A No. 4                      Page 5 of 7
-------------------------------- -------------- --------------------------------

               (g)    [ ]    A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)    [ ]    A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act;

               (i)    [ ]    A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP:

               (a)    Amount beneficially owned:
                      2,415,000. Intuit contributed to its subsidiary IVI all of the shares of the Common Stock of CheckFree Holdings Corporation previously beneficially owned by Intuit. Intuit owns 100% of the issued and outstanding capital stock of IVI.

               (b)    Percent of class:
                      2.8% (based on 87,213,150 shares outstanding on November 9, 2001)

               (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:
                      -0-

               (ii)   Shared power to vote or to direct the vote:
                      2,415,000 Shared only by virtue of the fact that IVI is a wholly owned subsidiary of Intuit. Intuit disclaims beneficial ownership of the shares under Rule 13d-3.

               (iii)  Sole power to dispose of or to direct the disposition of:
                      -0-

               (iv) Shared power to dispose of or to direct the disposition of: 2,415,000 Shared only by virtue of the fact that IVI is a wholly owned subsidiary of Intuit. Intuit disclaims beneficial ownership of the shares under Rule 13d-3.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

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CUSIP NO.   162816 10 2            13G/A No. 4                      Page 6 of 7
-------------------------------- -------------- --------------------------------

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable

ITEM 10.       CERTIFICATIONS:

               Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2002

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer



                                            Intuit Ventures Inc.

                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President


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CUSIP NO.   162816 10 2            13G/A No. 4                      Page 7 of 7
-------------------------------- -------------- --------------------------------


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A relating to the shares of common stock of CheckFree Holdings Corporation held by each of the undersigned and to all amendments to such statement.

        IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 8, 2002.

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer

                                            Intuit Ventures Inc.

                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President